Filed pursuant to Rule 433
Registration No. 333-140150
February 6, 2007

TransCanada Corporation
Treasury Offering of Subscription Receipts

Terms and Conditions

Issuer:	TransCanada Corporation ("TransCanada" or the "Corporation")
Offering:	Treasury offering of 39,470,000 subscription receipts (the "Subscription Receipts"), each representing the right to receive one common share of the Corporation ("Common Shares").
Offering Price:	C$38.00 per Subscription Receipt
Offering Amount:	C$1,499,860,000
Over-allotment Option:	The Corporation has granted the Underwriters an option, exercisable at the Offering Price for a period of up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering (5,920,500 Subscription Receipts / C$224,979,000) to cover over-allotments, if any.
Use of Proceeds:	The net proceeds of the Offering will be used to partially finance the acquisition by the Corporation of American Natural Resources Company and ANR Storage Company (the "Acquisition"), or to repay a portion of the indebtedness incurred therefor.
Subscription Receipts:	Each Subscription Receipt represents the right to receive one Common Share, together with the Special Interest (as defined herein), if any, upon the Acquisition Closing.
If the closing of the Acquisition, (the "Acquisition Closing") does not occur on or before June 22, 2007, or is terminated at any earlier time (in either case, the "Termination Date"), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of interest earned thereon between the Closing and the Termination Date.
Special Interest:	If the Acquisition Closing occurs prior to the Termination Date and record dates for one or more dividends on the common shares of the Corporation have occurred during the period from Closing to and including the Acquisition Closing, then each holder of a Subscription Receipt will be entitled to receive an amount per Subscription Receipt equal to the amount of such dividends declared per common share upon the Acquisition Closing ("Special Interest"). Holders of the Subscription Receipts will not be entitled to receive any Special Interest if the Acquisition Closing does not occur on or prior to the Termination Date.

Escrow Conditions:	The proceeds from the sale of Subscription Receipts will be held by a trustee, as escrow agent, and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) until the earlier of the Acquisition Closing and the Termination Date.
Dividends:	The Corporation pays a quarterly dividend of C$0.34 per common share. The first dividend to which purchasers under this Offering will be entitled will be payable on April 30, 2007, to shareholders of record as of March 30, 2007. If the Acquisition Closing occurs prior to March 30, 2007, former holders of Subscription Receipts who continue to hold common shares on March 30, 2007 will receive the dividend on April 30, 2007 as holders of Common Shares. If the Acquisition Closing occurs after March 30, 2007, but before the Termination Date, holders of Subscription Receipts will receive this amount as Special Interest after the Acquisition Closing.
Form of Offering:	Bought offering by way of a shelf prospectus in all provinces and territories of Canada, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as permitted.
Listing:	Application will be made to list the Subscription Receipts and the Common Shares represented thereby, on the Toronto Stock Exchange (the "TSX"). Application will be made to list the Common Shares underlying the Subscription Receipts on the New York Stock Exchange. The common shares are listed on the TSX and the New York Stock Exchange under the symbol "TRP".
Eligibility:	Eligible for RRSPs, RRIFs, RESPs and DPSPs.
Syndicate:	BMOCM, RBCCM, TDSI (Joint Bookrunners — 21.5%) / CIBCWM, Scotia, (10.0%) / NBF (7.0%) / HSBC (5.0%) / UBS (2.5%) / CCC (1%)
Selling Concession:	C$0.665 per Subscription Receipt
Closing:	February 14, 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it by calling BMO Capital Markets' Prospectus Distribution Department at 416-363-6996 x224.